Exhibit 99.1

BAYTEX ANNOUNCES PROPOSED US$500 MILLION
PRIVATE PLACEMENT OFFERING OF SENIOR NOTES

CALGARY, ALBERTA (January 21, 2020) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announced today that it intends to offer US$500 million aggregate principal amount of senior unsecured notes due 2027 (the "Notes") in a private placement offering (the “Offering”), subject to market and other conditions. The Notes will pay interest semi-annually in arrears. The final terms of the Notes will be determined at the time of pricing of the Notes. Baytex intends to use the net proceeds from the Offering and its existing unutilized credit facilities to redeem US$400 million aggregate principal amount of its outstanding 5.125% notes due June 1, 2021 (the “2021 Notes”) and $300 million aggregate principal amount of its outstanding 6.625% debentures due July 19, 2022 (the “2022 Debentures”).

Pursuant to the terms of the indenture governing the 2021 Notes, Baytex intends to issue a conditional notice of redemption to redeem all of the outstanding 2021 Notes, which redemption will be conditional upon the successful completion of the Offering. In addition, pursuant to the terms of the indenture governing the 2022 Debentures, Baytex intends to issue a notice of redemption to redeem all of the outstanding 2022 Debentures, which redemption will be conditional upon the successful completion of the Offering.

The Notes to be offered by Baytex will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Notes are being offered only to qualified institutional buyers in the United States under Rule 144A under the Securities Act and to non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act. In Canada, the notes are to be offered and sold on a private placement basis in certain provinces of Canada. This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. This press release does not constitute an offer to purchase the 2021 Notes or the 2022 Debentures.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: the terms and timing of the Offering, the use of proceeds of the Offering and the intention to and timing of the redemption of the 2021 Notes and 2022 Debentures.

These forward-looking statements are based on certain key assumptions regarding, among other things, the completion of the Offering. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the Offering may not be completed on the terms contemplated or at all; the intended use of proceeds of the Offering; and other factors, many of which are beyond the control of Baytex. Additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2018, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Exhibit 99.1

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in such forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. Baytex is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 84% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com

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